January 6, 2025

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

       Re: C3 Bullion, Inc.
           Amendment No. 9 to Offering Statement on Form 1-A
           Filed December 26, 2024
           File No. 024-12367
Dear Christopher Werner:

     We have reviewed your amended draft offering statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23,
2024 letter.

Amendment No. 9 to Offering Statement Form 1-A filed December 26, 2024 Management's Discussion and Analysis, page 20

1. We note your response to prior comment 2 and reissue in part. Please revise your disclosure under "Operating Results" and "Liquidity and Capital
Resources,"
       respectively, to provide a brief narrative discussion addressing the reasons for the change in revenues for the nine-month period ending September 30, 2024. Use of Proceeds, page 33

2. We note your response to prior comment 1 and reissue. Specifically, your disclosure here continues to reflect that you expect to receive "net proceeds" from the offering of approximately $3,680,000 "after deducting estimated maximum offering compensation for tZERO Securities, LLC and its affiliates." However, your response
 January 6, 2025
Page 2

       references an amount of $36,800,000 [sic] representing "gross proceeds" after deducting tZERO Securities fees and commissions. Further, your cover page continues to disclose proceeds to issuer of "$37,200,000" on a "Total Maximum"
       offering of $40,000,000. We note your disclosure in footnote 2 on the cover page and here regarding certain other fees not considered traditional brokerage commissions, and that deducting these fees results in $37,200,000 in "Proceeds to issuer" or
       $1,000,000 in fees in addition to the $1,800,000 disclosed in the cover page table. However, it is not clear how you arrived at an amount of $37,200,000 on the cover page, while your disclosure here reflects $3,680,000 and your response appears to suggest you anticipate up to $36,800,000 in net proceeds. Please revise your disclosure throughout the offering statement for consistency and clarity with attention to detail regarding the (i) specific dollar amounts you expect to deduct as underwriter discounts and commissions, (ii) net proceeds you anticipate receiving, and (iii) terms and language used (i.e., "net" versus "gross" proceeds).
       Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   James R. Simmons